Exhibit 2

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

19 FEBRUARY 2024

WESTPAC 1Q24 UPDATE

Following is Westpac's 1Q24 update, for the three months ended 31 December 2023.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager, Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

19 FEBRUARY 2024 $1.5bn Unaudited net profit, down 6% on 2H23 average 1.78% Net interest margin 12.3% CET1 capital ratio, down 9bps on Sep-23 $1.8bn Unaudited net profit ex Notable Items, flat on 2H23 average 1.80% Core NIM1 , down 4bps on 2H23 1.37% CAP2 to credit RWA3 , up 2bps on Sep-23 Westpac First Quarter 2024 Update Peter King – Chief Executive Officer “This has been a solid quarter in which we’ve grown the franchise and maintained a strong financial position. Our unaudited net profit was $1.5 billion. The impact of Notable Items, related solely to hedge accounting which will reverse over time, drove the 6% decline. Excluding Notable Items net profit was $1.8 billion, in line with the second half 2023 average. Pre-provision profit grew 1% with both revenue and expenses rising 2%. Operating momentum was positive with customer deposit growth of $7.9 billion and loan growth of $5.6 billion. This represents system growth of 1.1x in household deposits and 1.0x in Australian housing loans4. Net interest margin (NIM) was well managed in light of lending and deposit headwinds, with NIM excluding Notable Items declining 1 basis point to 1.93% and Core NIM declining 4bps to 1.80%. I’m pleased with our efforts to strengthen the Westpac franchise. Our Consumer NPS5 has increased reflecting improved mortgage servicing capability and Westpac Institutional Bank’s rankings across key industry surveys are higher. From a credit quality perspective, we saw a reduction in business stress while a rise in 90+ day mortgage delinquencies reflects the tougher economic environment. We remain focused on helping those customers facing high cost-of-living pressures and making difficult choices to manage household budgets. These trends in credit quality saw impairment charges rise. The charge to average loans increased by 3 basis points to 10 basis points, although remains below the long run historical average. We expect the economy to remain resilient, supported by low unemployment and healthy corporate sector balance sheets. The economic slowdown, combined with abating inflationary pressures, should provide scope for monetary policy to become less restrictive within the next year. We continue to prioritise financial strength with capital, funding and liquidity well above regulatory minimums. Risk management remains a priority. Following the completion of 100% of CORE6 program activities, we have commenced the transition period which will continue throughout 2024.”

ASX announcement I Westpac 1Q24 Update

Operating trends

The NIM was 1.78% and comprised:

- Core NIM of 1.80%, down 4 basis points, reflecting prudent management in the context of ongoing mortgage competition. In addition, further deposit mix shift towards lower spread savings and term deposits was offset by higher earnings on capital and hedged deposits;
- Treasury and Markets income of 13 basis points, up 3 basis points; and
- Hedging items, that will reverse over time, which detracted 15 basis points.

Expenses were down 6% and excluding Notable Items were up 2%. The rise in expenses excluding Notable Items reflected higher amortisation expense and ongoing inflationary pressures. These outweighed benefits from the 2% reduction in FTE and ongoing Cost Reset actions.

Stressed assets reduced by 4 basis points in the quarter to 1.22% of total committed exposures, with the reduction in watchlist and substandard exposures more than offsetting the rise in 90+ day mortgage delinquencies.

Financial strength

The CET1 capital ratio was 12.3% as at 31 December 2023, compared to the target operating range of 11.0% to 11.5%. The 9 basis point decline in the quarter reflects the 2H23 dividend payment more than offsetting earnings for the quarter and the RWA reduction which was mainly related to IRRBB[7].

The quarterly average liquidity coverage ratio of 133% and net stable funding ratio of 114% remain above regulatory minimums.

Wholesale funding is well progressed with more than $17 billion raised in the financial year to date, compared to the planned FY24 funding of $35-40 billion.

Credit impairment provisions were $5.1 billion as at 31 December 2023, $1.5 billion above expected losses of the base case economic scenario. The ratio of CAP to credit RWA was up 2 basis points to 1.37%.

The Group has completed 31%[8] of the $1.5 billion on market share buyback announced in November 2023.

Refer to the 1Q24 Investor Discussion Pack slides for further details.

Financial summary

			Excluding Notable Items	
$m	**2H23 qtr average**	**% movement 1Q24 - 2H23 qtr ave**	**2H23 qtr average**	**% movement 1Q24 - 2H23 qtr ave**
Net interest income	4,602	(7)	4,606	1
Non-interest income	719	3	730	3
Net operating income	**5,321**	**(5)**	**5,336**	**2**
Operating expenses	(2,852)	(6)	(2,622)	2
Pre-provision profit	**2,469**	**(4)**	**2,714**	**1**
Impairment charges	(129)	47	(129)	47
Net profit	**1,597**	**(6)**	**1,773**	**-**
Return on equity	**8.9%**	**(61bps)**	**9.9%**	**(7bps)**
Return on tangible equity	**10.1%**	**(69bps)**	**11.2%**	**(9bps)**

Further information

Hayden Cooper
Group Head of Media Relations
+61 402 393 619

Justin McCarthy
General Manager, Investor Relations
+61 422 800 321

ASX announcement I Westpac 1Q24 Update 1 Core net interest income is calculated by excluding Notable Items and Treasury and Markets. 2 Collectively assessed provisions. 3 Risk weighted assets. 4 Multiples are based on ADI system as published in the Monthly ADI statistics by APRA for the 3 months ending 31 December 2023. 5 Consumer Net Promoter Score, Source: Fifth Dimension (5D), 6MR. Main financial institution customers. 6 Customer Outcomes and Risk Excellence 7 Interest Rate Risk in the Banking Book. 8 As at 19 February 2024. Content in this announcement principally covers and compares the 1Q24 and 2H23 quarterly average periods unless otherwise stated. All amounts are in Australian dollars. Certain amounts and ratios, including amounts and ratios excluding Notable Items are not defined by Australian Accounting Standards (AAS). These non-AAS measures are identified and described in the ‘Reading this report’ section of the Performance Review in the 2023 Annual Report. This announcement contains ‘forward-looking statements’ and statements of expectation reflecting Westpac’s current views on future events. They are subject to change without notice and certain risks, uncertainties and assumptions which are, in many instances, beyond its control. They have been based upon management's expectations and beliefs concerning future developments and their potential effect on Westpac. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied in such statements. Investors should not place undue reliance on forward-looking statements and statements of expectation. Except as required by law, Westpac is not responsible for updating, or obliged to update, any matter arising after the date of this announcement. The information in this announcement is subject to the information in Westpac’s ASX filings, including in its 2023 Annual Report. Also refer to the disclaimer on page 13 of the Westpac 1Q24 Investor Discussion Pack.